LINE Corporation

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

January 4, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Cecilia Blye, Chief
Office of Global Security Risk

Re:	LINE Corporation Form 20-F for the Fiscal Year Ended December 31, 2017 Filed March 30, 2018 File No. 1-37821

Dear Ms. Blye:

Reference is made to your letter dated December 21, 2018 (the “Comment Letter”) addressed to LINE Corporation (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2017, which was filed with the Commission on March 30, 2018. The Comment Letter specified that a response was to be provided within ten business days or, alternatively, that the Company inform the Staff of when it will provide a response.

In order to respond more fully to the Comment Letter, the Company would be grateful for the opportunity to gather additional facts and to engage in a more detailed review and discussion of the comments raised by the Staff. The Company believes that it will be able to provide its responses to the Staff by no later than January 23, 2019. Accordingly, we would be grateful if the Staff would allow the Company to respond to the Comment Letter by January 23, 2019.

Ms. Cecilia Blye

Securities and Exchange Commission, p. 2

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact Ji Hyun Shin of the Company’s Investor Relations Team at +81-50-3189-5672 (fax: +81-3-4316-2131; e-mail: jihyun.shin@linecorp.com), or Jinduk Han of Cleary Gottlieb Steen & Hamilton LLP, the Company’s outside counsel, at +82-2-6353-8020 (fax: +82-2-6353-8099; e-mail: jhan@cgsh.com).

Sincerely,

/s/ Takeshi Idezawa
Takeshi Idezawa
President and Chief Executive Officer

cc:	Barbara Jacobs

Assistant Director

Division of Corporation Finance

Ji Hyun Shin

LINE Corporation

Jinduk Han

Cleary Gottlieb Steen & Hamilton LLP